Part III: Manner of Operations

Item 13: Segmentation; Notice

 a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

 ☐☐Yes   ☐☐No

 If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

There is no segmentation in the Conditional Session. In the Main Session, VAL segments Direct Subscribers into five distinct Liquidity Profiles based upon their removal orders. Direct Subscribers may enter instructions that when present on liquidity adding orders will prevent interaction with liquidity taking orders from Subscribers who fall into specified Liquidity Profiles. VAL scores and segments Direct Subscribers at the MPID level. VAL and its Affiliates' own MPIDs are scored and segmented. VAL does not score and segment Indirect Subscribers. To the extent that VAL, its Affiliates or Direct Subscriber's transmit the orders of multiple Indirect Subscribers through a single MPID, the Liquidity Profile will be the composite of all of the Indirect Subscribers. An exception is that VAL permits Direct Subscribers to have different order flows scored independently based upon a Segment ID FIX tag. The Current MatchIt FIX Specification Document provides Direct Subscribers the ability to use up to four Segment IDs labeled Segment 1, Segment 2, Segment 3 and Segment 4.

VAL uses a scoring methodology to determine a Subscriber's Liquidity Profiles that is derived from the price move of a stock from the midpoint price at the time of fill to a weighted average of midpoint prices of various durations after the time of fill, divided by the stock's spread (a "mark out"). Only a Subscriber's removal flow (IOC orders and ~~Peg~~ Day orders that remove liquidity) are included in the Liquidity Profile computation. Liquidity Profiles are generated monthly, based on the prior 3 months of trading activity. There is no de minimis volume rule in the Liquidity Profile generation.

VAL creates Liquidity Profiles by sorting Subscribers by their mark-out score. The five Liquidity Profile tiers are called Highest, High, Neutral, Low, and Lowest, where the Highest Liquidity Profile contains Subscribers who exhibit the lowest mark outs relative to other Subscribers' taking flow, and the Lowest Liquidity Profile contains Subscribers who exhibit the largest mark outs (in the Subscribers favor) relative to other Subscribers' taking flow. The Liquidity Profiles are constructed such that approximately 40% of the taking share volume is placed into the Highest category, 20% of the taking share volume is placed in the High category, 20% of the taking share volume is placed in the Neutral category, 10% of the taking share volume is placed in the Low category, and 10% of the taking share volume is placed in the Lowest category. The percentages are approximations. Based on the mix of Subscribers' share volume, they may not perfectly fit into a quintile such that the percentages are exact. MatchIt will use its discretion in these circumstances and typically will elect to include more Subscribers in a higher quintile.   Subscribers that rest ~~Peg~~ Day orders in MatchIt can elect to prevent various combinations of the quintiles from interacting with their resting orders on an order by order basis via FIX tag. VAL uses its own discretion to place new

Subscribers into a quintile. Quintile selection for new Subscribers is based on VAL's subjective judgment of the trading and investment process employed by the new Subscriber. VAL reserves the right to move a Subscriber's liquidity profile bucket intra-month if that Subscriber's mark outs during the month deviate widely from prior trading activity.

Direct Subscribers who add liquidity can block any of the liquidity profile buckets from interacting with their add flow. As an example, if a Subscriber specifies that their ~~Peg~~ Day order only interact with the Highest Liquidity Profile, then any contra-side removal flow that is not from a Subscriber designated as Highest will not interact with the resting ~~Peg~~ Day order. Liquidity removal orders may be blocked from interacting with resting orders based on the adding Subscriber's preferences. Liquidity removal orders cannot specify Liquidity Profile blocking. If a liquidity removal order includes a Liquidity Profile blocking instruction, the order will still be accepted, but the blocking instruction will be ignored. Other than what has been described, no other order interaction is effected by the Liquidity Profile designation of a particular Subscriber.

Liquidity Profiles only apply to order interaction in the Main Session and have no influence on order interaction in the Conditional Session.

     b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

     ☐☐Yes   ☐☐No

     If no, identify and explain any differences.

     c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

     ☐☐Yes   ☐☐No

     d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

     ☐☐Yes   ☐☐No

     If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, MatchIt will disclose to a Subscriber their own profile information and provide summary information concerning the Subscriber's trading, including a Subscriber's mark outs by time in force and Liquidity Profile blocking instruction ~~with each Liquidity Profile quintile~~. Subscriber identities, however, will remain confidential. This communication is provided either verbally or through email to the party that originally requested the information. Liquidity Profile designations cannot be contested.

     e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

     ☐☐Yes   ☐☐No

     If no, identify and explain any differences.